# AMENDED AND RESTATED ASSET PURCHASE AGREEMENT

**By and Between**

**TTECH ACQUISITION CORP.**
**(Purchaser)**

**FIND/SVP, INC.**

**(Purchaser Parent),**

**SOPHEON CORPORATION**

**(Company)**
**And**
**SOPHEON PLC**
**(Company Parent)**

**JUNE 25, 2003**